
14007957


Received SEC
JUN 2 7 2014
Washington, DC 20549

United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.
20549

Form 11-K

Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2013

Commission File Number 001-08918

SunTrust Banks, Inc. 401(k) Plan
303 Peachtree Street NE
Suite 400
Atlanta, GA 30308

Issuer:

SunTrust Banks, Inc.
303 Peachtree Street, NE
Atlanta, GA 30308

Form 11-K

Required Information

1. Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA and examined by an independent registered public accounting firm (attached), and

2. Written consent of Ernst & Young LLP, Independent Registered Public Accounting Firm (attached).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SunTrust Banks, Inc. 401(k) Plan
(The Registrant)

By: The SunTrust Banks, Inc., Benefits Plan Committee, as Plan Administrator



Tom Panther, Benefits Finance Committee member and Sr. VP, Controller

Date: June 27, 2014

Overnight Paper Filings to:

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Filing Desk
Stop #1-4

(202) 551-3610


SEC MAIL PROCESSING
RECEIVED
JUN 3 0 2014
194
WASH, D.C.
SECTION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Benefits Plan Committee of
SunTrust Banks, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of SunTrust Banks, Inc. 401(k) Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of SunTrust Banks, Inc. 401(k) Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



Atlanta, Georgia
June 27, 2014

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-91519, 333-86306, 333-132035 and 333-158867) pertaining to the SunTrust Banks, Inc. 401(k) Plan of SunTrust Banks, Inc. of our report dated June 27, 2014, with respect to the financial statements and schedule of the SunTrust Banks, Inc. 401(k) Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2013.



Atlanta, Georgia
June 27, 2014

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

SunTrust Banks, Inc. 401(k) Plan
As of December 31, 2013 and 2012, and for the
Year Ended December 31, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP


EY
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SunTrust Banks, Inc. 401(k) Plan

Audited Financial Statements and Supplemental Schedule

As of December 31, 2013 and 2012, and for the Year Ended December 31, 2013

Contents

1403-1215197



Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

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Report of Independent Registered Public Accounting Firm

The Benefits Plan Committee of
SunTrust Banks, Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of SunTrust Banks, Inc. 401(k) Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of SunTrust Banks, Inc. 401(k) Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

Atlanta, Georgia
June 27, 2014

SunTrust Banks, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31	
	2013	**2012**
Assets		
Investments:		
SunTrust Banks, Inc. common stock	**$ 316,459,730**	$ 309,227,030
Mutual funds	**2,052,321,017**	1,550,354,511
Money market mutual fund	**2,392,656**	111,060,219
Total investments	**2,371,173,403**	1,970,641,760
Cash	**9,053,513**	8,693,771
Receivables:		
Notes receivable from participants	**69,627,525**	67,153,058
Due from broker for securities sold	**615,667**	1,141,185
Accrued interest and dividends	**52**	371
Employer contributions	**26,979,309**	46,081,070
Total receivables	**97,222,553**	114,375,684
Total assets	**2,477,449,469**	2,093,711,215
Liabilities		
Due to broker for securities purchased	**6,042,584**	5,602,671
Total liabilities	**6,042,584**	5,602,671
Net assets available for benefits	**$ 2,471,406,885**	$ 2,088,108,544

See accompanying notes.

SunTrust Banks, Inc. 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions	
Contributions:	
Participant	$ 130,834,355
Rollover	9,492,186
Employer – company stock	3,251,554
Employer – cash	107,973,133
Total contributions	251,551,228
Dividends and interest income	39,631,582
Net appreciation in fair value of investments	377,327,831
Interest income on notes receivable from participants	2,658,677
Total additions	671,169,318
Deductions	
Benefit payments to participants	286,824,815
Investment management fees	1,046,162
Total deductions	287,870,977
Net increase	383,298,341
Net assets available for benefits at beginning of year	2,088,108,544
Net assets available for benefits at end of year	$ 2,471,406,885

See accompanying notes.

SunTrust Banks, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2013

1. Plan Description

General

The SunTrust Banks, Inc. 401(k) Plan (the Plan) is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code (IRC). The portion of the Plan invested in the company stock fund is an Employer Stock Ownership Plan (ESOP). Such a combination 401(k) Plan and ESOP is commonly called a KSOP. The following is a description of the Plan and is intended to provide a general understanding of the Plan's provisions. Participants should refer to the summary plan description and Plan document for a more complete description.

The Plan has two fiduciary committees. The Benefits Plan Committee is responsible for the administration and operation of the Plan. The Chief Human Resources Officer of SunTrust Banks, Inc. (the Company or Plan Sponsor) is Chairman of the Benefits Plan Committee. The Benefits Finance Committee is responsible for all financial decisions including Plan funding and investing. The Company's Chief Financial Officer is Chairman of the Benefits Finance Committee. The Chairman of each respective committee is responsible for appointing the other committee members.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Information about the Plan benefit provisions is contained in the Plan document or the Plan's Summary Plan Description (SPD). Copies of these documents are available on the Company intranet site *my HR* online or by contacting the SunTrust Benefits Service Center, "*my HR*."

Eligibility and Vesting

Each employee of the Company who is classified as full-time, regular part-time, on-call, prime time or temporary, as defined, is eligible to participate in the Plan. Deferrals may begin as of the first day of the second calendar month following the date that the eligible employee was hired. Employees become 100% vested in Company matching or discretionary contributions upon the earlier of (1) the completion of two years of service, (2) the date employee is determined to be totally and permanently disabled under the Company's long-term disability (LTD) plan, or (3) date of death. New employees are automatically enrolled in the Plan upon eligibility at 3% of eligible compensation for the first 12 months of participation, with incremental increases to 4% of eligible compensation for the second year, 5% of eligible compensation for the third year, and

1. Plan Description (continued)

6% of eligible compensation for the fourth year and each subsequent year of participation. Participants will no longer be treated as automatic enrollees once they elect to modify their deferral percentage.

Contributions

Under the Plan's provisions, participant before-tax and/or after-tax Roth contributions are permitted for 1% to 50% of eligible compensation, as defined. Participants also have the option to contribute additional amounts if they are age 50 or older. Company matching contributions made in an amount equal to 100% of the first 6% of eligible compensation contributed by each participant are intended to satisfy a safe harbor contribution formula permitted under the IRC. By making the safe harbor matching contributions, the Plan will automatically satisfy the nondiscrimination requirements that would otherwise apply to the 401(k) contributions under the Plan. Participants may also make rollover contributions from other qualified plans and certain Individual Retirement Accounts (IRA).

A Company discretionary contribution ranging from 0% to 4% of eligible pay may also be made for all those eligible to participate in the Plan and actively employed (or on an approved leave of absence) on the last day of the calendar year. Also included eligible for this discretionary contribution are employees who cease to be actively employed during the year (i) by reason of death, (ii) due to termination by reason of a reduction in force, (iii) due to termination of employment after the attainment of the retirement age (age 55 with 5 years of service for this purpose), or (iv) due to a disability incurred during the Plan year.

Participant Accounts

Each participant's account is affected by the participant's contributions, the Company's match and discretionary contribution, distributions, loans, and the investment earnings or losses, as well as related fees for loans, wire transfers for direct rollovers and investment management by Financial Engines, Inc. if selected by the participant. The earnings or losses are based on the investment choices that the participant elects. The participant balances are updated on a daily basis.

Participants investing in the SunTrust Banks, Inc. common stock (ESOP) may elect to have dividends paid on the equivalent shares in their account to them in cash, or continue to have dividend payments reinvested in the common stock fund.

1. Plan Description (continued)

The Trustee

SunTrust Bank (Trustee), a wholly owned subsidiary of the Company, serves as the Trustee of the Plan and administers the Plan's assets together with the income therefrom. The Trustee is the custodian of the investments held by the Plan.

Loans to Participants

The Plan allows its participants to borrow funds at a rate of interest determined by the Benefits Plan Committee. A participant may generally borrow the lesser of $50,000 or 50% of his/her account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods of up to 60 months, unless the loan is for the purchase of a primary residence, which would permit a repayment period of up to 120 months. During the year ended December 31, 2013, interest rates on outstanding loans ranged from 4% to 12%. The interest rate is equivalent to the prime interest rate plus 1% based on the prime interest rate in effect on the last day of the previous month prior to the date of the loan. Participants are charged administrative fees for the processing of any loan.

Investment Options

Participants may direct the investment of their contributions and their Company matching and discretionary contributions to the Plan in one or more of a number of investment funds in multiples of 1% of each type of contribution. If a participant does not choose an investment fund, the contributions are invested in the age appropriate Target Retirement Fund closest to the date they turn 65 years of age. Participants may change their investment direction daily subject to the 46-day trade restriction in place for all investment options except the Dreyfus Institutional Reserves Treasury Prime Fund.

An independent investment advisor, Financial Engines, is available to assist participants with investment decisions for their Plan accounts. Participants have the option to request investment recommendations online or they may choose to have Financial Engines professionally manage their account (Financial engines decides how and when to transfer balances among investment options and processes these transfers through my HR). Account assets under the professional asset management program are charged a fee based on a percent of the managed account balance. These fees are charged to the participant's account.

1. Plan Description (continued)

Benefits

A participant (or beneficiary, if applicable) upon attaining age 59½ or upon separation of service, death, disability, retirement, or voluntary departure, may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installments over a period not to exceed 9 years. Participants with balances less than $1,000 upon termination must take a lump sum distribution.

Plan Termination

The Company has the right to amend, suspend, or terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, the participants' account balances will remain non-forfeitable.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting other than benefit payments, which are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from these estimates.

Fair Value Measurements

Investments held by the Plan are stated at fair value. In accordance with ASC 820, *Fair Value Measurement*, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1 – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market that the Plan has the ability to access at the measurement date.

2. Summary of Significant Accounting Policies (continued)

Level 2 – Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability. Pricing models are utilized to estimate fair value for certain financial assets and liabilities categorized in Level 2.

Level 3 – Fair value is based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the investment and are based on the best available information, some of which may be internally developed.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of how fair value is determined for each major type of asset measured at fair value. There have been no changes in the methodologies used at December 31, 2013.

SunTrust Banks, Inc. common stock: Valued at the closing price reported on the active market on which the security is traded.

Mutual funds: Valued at the net asset value (NAV) reported in the active market where the funds or underlying assets are traded on an active basis.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. See Note 3 for further fair value measurement disclosures.

2. Summary of Significant Accounting Policies (continued)

Investment Transactions and Income

Investment transactions are recorded on the trade date. Realized gains/losses on investments are determined on the basis of average cost. Interest is recognized on an accrual basis. Dividends are recognized on the ex-dividend date. Realized gains/losses from the sale of investments and changes in unrealized appreciation/depreciation on investments held during the year are recorded in the accompanying financial statements as net appreciation/depreciation in fair value of investments. Distributions of capital gains/losses from mutual funds are included in net appreciation in fair value of investments in the accompanying financial statements.

Plan Expenses

Expenses for purchases and sales of Plan assets may be paid by the Plan. All other expenses of the Plan and any liability, assessment, or other cost, which are not based on the Trustee's own negligence, willful misconduct, or lack of good faith, may be paid by the Plan if they are not paid by the Company. In 2013, all administrative expenses such as record keeping and audit fees for the Plan were paid by the Company except for (1) Participant loan fees; (2) wire transfer fees for direct rollovers; and (3) investment management fees payable to Financial Engines, Inc. Administrative expenses not paid by the Company were charged to the affected participant's account.

Benefit Payments

Distributions to participants are recorded when payment is made. In-kind distribution of shares in SunTrust common stock, with cash for any fractional shares, is also an available form of benefit payment. The record-keeper uses the closing price on the day the distribution is processed to calculate the value of shares.

Notes Receivable From Participants

Notes receivable from participants represents participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 and 2012. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

3. Investments

The fair values of individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2013 and 2012, are as follows:

	2013	2012
SunTrust Banks, Inc. Common Stock	**$ 316,459,730**	$ 309,227,030
Vanguard Institutional Index I-Plus Fund	**374,657,070**	269,169,945
Vanguard Total Int ST IDX-IS Fund	**193,355,268**	–
Vanguard Tg Retirement 2025 Fund	**169,008,829**	–
Vanguard Tg Retirement 2030 Fund	**150,966,716**	–
Vanguard Tg Retirement 2020 Fund	**146,663,764**	–
Ridgeworth Core Bond Fund	–	116,365,066
Ridgeworth – Large Cap Growth Fund	–	111,673,301
Federated Prime Obligations Fund	–	111,060,219

During 2013, the Plan's investments (including gains and losses on investments bought and sold during the year, excluding loans to participants, as well as held during the year) appreciated in fair value as follows:

	Net Appreciation, in Fair Value of Investments
Fair value determined by quoted market prices	
SunTrust Banks, Inc. common stock	$ 78,395,357
Mutual funds	298,932,474
	$ 377,327,831

3. Investments (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2013 and 2012.

	Total	Fair Value Measurements at December 31, 2013 Using		
		Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:				
Balanced Funds	$ 907,077,416	$ 907,077,416	$ –	$ –
International Equity Funds	907,370,810	907,370,810	–	–
Fixed Income Funds	237,872,791	237,872,791	–	–
SunTrust Banks, Inc. common stock	316,459,730	316,459,730	–	–
Money market fund	2,392,656	2,392,656	–	–
	$ 2,371,173,403	$ 2,371,173,403	$ –	$ –

	Total	Fair Value Measurements at December 31, 2012 Using		
		Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds:				
Large Cap Equity Funds	$ 592,931,087	$ 592,931,087	$ –	$ –
Mid Cap Equity Funds	73,536,699	73,536,699	–	–
Small Cap Equity Funds	118,458,862	118,458,862	–	–
Balanced Funds	312,425,473	312,425,473	–	–
International Equity Funds	131,198,105	131,198,105	–	–
Fixed Income Funds	430,351,777	430,351,777	–	–
SunTrust Banks, Inc. common stock	309,227,030	309,227,030	–	–
Money market fund	2,512,727	2,512,727	–	–
	$ 1,970,641,760	$ 1,970,641,760	$ –	$ –

4. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits. Due to the significant investment in SunTrust Banks, Inc. common stock, a decline in the value of the stock could have a material impact on the performance of the Plan.

5. Party-in-Interest Transactions

Since SunTrust Bank is Trustee of the Plan all investments and income relating to all investments held by the Plan are transactions with parties-in-interest. These party-in-interest transactions are exempt from prohibited transaction rules under a class exemption for banks under ERISA. The Company's contributions are participant directed into the Plan's funds including Company common stock. At December 31, 2013 and 2012, the Plan held 8,597,113 and 10,907,479 shares, respectively, of Company common stock, which represented an ownership interest in the Company of less than 5% of the Company's outstanding common shares at that date.

6. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 19, 2013, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

7. Subsequent Events

The Plan has evaluated the need for additional disclosures and/or adjustments resulting from subsequent events through June 27, 2014, the date the financial statements were issued.

8. Reconciliation to Form 5500

As of December 31, 2013 and 2012, the Plan had $3,345,663 and $3,069,915 of distributions, respectively which had been requested but not paid as of year-end. This amount is recorded as a liability in the Plan's Form 5500; however, this amount is not recorded as a liability in the Plan's financial statements in accordance with accounting standards generally accepted in the United States.

The following table reconciles the financial statements to the Plan's Form 5500 as filed by the Company for the Plan year ended December 31, 2013:

	December 31	
	2013	**2012**
Net assets available for benefits per the audited financial statements	**$ 2,471,406,885**	$ 2,088,108,544
Accrued benefit payments	**(3,345,663)**	(3,069,915)
Net assets available for benefits per the Form 5500	**$ 2,468,061,222**	$ 2,085,038,629

	Year Ended December 31, 2013
Benefit payments per the audited financial statements	$ 286,824,815
Accrued benefit payments:	
Current year	3,345,663
Prior year	(3,069,915)
Benefit payments per the Form 5500	$ 287,100,563

Supplemental Schedule

SunTrust Banks, Inc. 401(k) Plan

EIN #58-1575035 Plan #002

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment		(e) Current Value
*	SunTrust Banks, Inc. common stock (d)	Common Stock	$	316,459,730
	Vanguard Target Retirement Income Fund	Mutual Fund		13,309,911
	Vanguard Target Retirement 2010 Fund	Mutual Fund		28,565,940
	Vanguard Target Retirement 2015 Fund	Mutual Fund		94,185,618
	Vanguard Target Retirement 2020 Fund	Mutual Fund		146,663,764
	Vanguard Target Retirement 2025 Fund	Mutual Fund		169,008,829
	Vanguard Target Retirement 2030 Fund	Mutual Fund		150,966,716
	Vanguard Target Retirement 2035 Fund	Mutual Fund		121,174,623
	Vanguard Target Retirement 2040 Fund	Mutual Fund		86,254,577
	Vanguard Target Retirement 2045 Fund	Mutual Fund		57,162,047
	Vanguard Target Retirement 2050 Fund	Mutual Fund		25,211,604
	Vanguard Target Retirement 2055 Fund	Mutual Fund		11,396,519
	Vanguard Target Retirement 2060 Fund	Mutual Fund		3,177,268
	Vanguard Total Intnl Stock Index Fund	Mutual Fund		193,355,268
	Vanguard Russell 2000 Growth Index Fund	Mutual Fund		53,147,174
	Vanguard Russell 2000 Value Index Fund	Mutual Fund		35,035,792
	Vanguard Russell 1000 Growth Index Fund	Mutual Fund		71,503,129
	Vanguard Russell 1000 Value Index Fund	Mutual Fund		63,027,990
	Vanguard Extended Market Index Fund	Mutual Fund		116,644,386
	Vanguard Total Bond Market Index Fund	Mutual Fund		50,296,567
	Vanguard Short-Term Bond Index Fund	Mutual Fund		29,996,918
	Vanguard Long-Term Bond	Mutual Fund		32,316,213
	Vanguard Institutional Index Fund	Mutual Fund		374,657,070
	Vanguard Inflation Protected Securities Fund	Mutual Fund		60,489,251
	Dreyfus Institutional Reserves Treasury Prime Fund	Mutual Fund		64,773,843
	Total Mutual Funds			2,052,321,017
	Federated Prime Obligations Fund	Money Market Mutual Fund		2,392,656
*	Notes receivable from participants	Due at various times with interest rates from 4.00% to 12.00%		69,627,525
			$	2,440,800,928

*Party in Interest, as defined by ERISA

(d) Cost information has not been included because all investments are participant directed.

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